EXHIBIT 12.1

DUKE REALTY CORPORATION

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands, except ratios)

December 31, 2007

Net income from continuing operations, less preferred dividends	$100,904
Preferred dividends	58,292
Minority interest in earnings of common unitholders	6,608
Interest expense	168,358
Earnings before fixed charges	$334,162

Interest expense	$168,358
Interest costs capitalized	59,167
Total fixed charges	227,525

Preferred dividends	58,292
Total fixed charges and preferred dividends	$285,817

Ratio of earnings to fixed charges	1.47

Ratio of earnings to combined fixed charges and preferred dividends	1.17